UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-70335

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/24 (MM/DD/YY) AND ENDING 12/31/24 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: JOHNSTONE BROKERAGE SERVICES, LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

117 SAN AUGUSTINE STREET
(No. and Street)

CENTER	TX	75935
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

HASNAIN NAVEED	212-668-8700	HNAVEED@ACISECURE.COM
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

JEROME DAVIES, CPA, P.C.
(Name – if individual, state last, first, and middle name)

3605 SANDY PLAINS RD., SUITE 240-480	MARIETTA	GA	30066
(Address)	(City)	(State)	(Zip Code)

APRIL 25, 2017	6363
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Tom R. Smith _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of JOHNSTONE BROKERAGE SERVICES, LLC _____, as of 12/31 _____, 2 024 ___, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

OFFICIAL SEAL
CIERA CHEEVER
Notary Public for South Carolina
Commission Expires March 10, 2030

Signature: _____

Title: _____
MANAGING PRINCIPAL

Notary Public _____ march 13.2025

This filing** contains (check all applicable boxes):

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

JOHNSTONE BROKERAGE SERVICES, LLC

Financial Statement

With

Review Report of Independent Registered Public Accounting Firm

For the Year Ended December 31, 2024

This report is deemed PUBLIC in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934.

JOHNSTONE BROKERAGE SERVICES, LLC
DECEMBER 31, 2024

Table of Contents



JDCPA

Jerome Davies, CPA, P.C.

3605 Sandy Plains Rd.
Suite 240-480
Marietta, GA 30066
(347) 512-6085

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of

Johnstone Brokerage Services, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Johnstone Brokerage Services, LLC (the "Company") as of December 31, 2024, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of Johnstone Brokerage Services, LLC as of December 31, 2024 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

We have served as the Company's auditor since 2020.

Jerome Davies, CPA, P.C

Marietta, GA

March 13, 2025

JOHNSTONE BROKERAGE SERVICES, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2024

ASSETS:

Cash	$	1,452,523
Accounts receivable		756,817
Operating lease right of use asset		186,387
Prepaid expenses and other assets		27,858
TOTAL ASSETS	$	2,423,585

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES:

Advisory fees payable	$	554,052
Advisory fees payable - related parties		401,350
Accounts payable and accrued expenses		4,354
Due to Parent		3,250
Operating lease liability		189,192
TOTAL LIABILITIES		1,152,198
MEMBER'S EQUITY		1,271,387
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	2,423,585

See accompanying notes to financial statement

NOTE 1 – ORGANIZATION AND NATURE OF BUSINESS

Johnstone Brokerage Services, LLC ("'Company") was formed February 2, 2019, under the laws of the state of Oregon, and converted to a Texas Limited Liability Company in December 2020. The Company is a wholly owned subsidiary of DPL Financial Partners, LLC (the "Parent"), which acquired it in April 2024. The Company is a registered broker-dealer with the U.S. Securities and Exchange Commission ("SEC") and is a member of both the Financial Industry Regulatory Authority, Inc. ("FINRA") and the Securities Investors Protection Corporation ("SIPC"). The Company receives trailing commissions from investments (primarily annuities) assigned to the Company by Registered Investment Advisers. As a limited liability company, the member's liability is limited to their investment.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The accompanying financial statement has been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America ("GAAP") as detailed in the Financial Accounting Standards Board (the "FASB") Accounting Standards Codification ("Codification" or "ASC").

Use of Estimates
The preparation of financial statement and related disclosures in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities at the date of the financial statement, and the reported amounts of revenues and expenses during the reporting period. Accordingly, actual results could differ from those estimates.

Financial Instruments-Credit Losses
The Company follows ASC Topic 326, Financial Instruments - Credit Losses ("ASC 326"). ASC 326 impacts the impairment model for certain financial assets measured at amortized cost by requiring a current expected credit loss ("CECL") methodology to estimate expected credit losses over the entire life of the financial asset, recorded at inception or purchase. For certain financial assets measured at amortized cost (e.g., cash and cash equivalents), the Company has concluded that there are de minimis expected credit losses based on the nature and contractual life or expected life of the financial assets and immaterial historic and expected losses.

Accounts Receivable
The carrying amount of accounts receivable is reduced by an allowance for credit losses, as necessary, to reflect management's best estimate of the amounts that will not be collected. Management individually reviews all delinquent accounts receivable balances and based on an assessment of current creditworthiness, estimates the portion, if any, of the balance that will not be collected. There was no allowance for credit losses as of December 31, 2024.

Revenue Recognition
The Company recognizes revenue from contracts with customers in accordance with ASC 606 Revenue from Contracts with Customers ("ASC 606"), which creates a single framework for recognizing revenue from contracts with customers that fall within its scope. Revenue is recognized when the Company satisfies its performance obligation by transferring control over goods or services to a customer.

The Company receives commissions and fees ("commissions") from the sale of annuities, mutual funds and 529 plans. The Company receives commissions that may be paid up front, over time, upon the investor's exit from the investment (that is, a contingent deferred sales charge, as applicable), or as a combination thereof. The Company believes that its performance obligation is the sale of securities to investors and as such this is fulfilled on the trade date (date of issuance for annuities). Any fixed amounts are recognized on the trade date and variable amounts are recognized to the extent it is probable that a significant revenue reversal will not occur once the uncertainty is resolved.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Revenue Recognition (Continued)

For variable amounts, as the uncertainty may be dependent on the value of the investment at future points in time and/or the length of time the investor remains in the investment, both of which are highly susceptible to factors outside the Company's influence, the Company does not believe that it can overcome this constraint until the market value of the investment and/or the investor activities are known, which are usually monthly or quarterly.

Income Taxes

Effective on the date of its acquisition in April 2024, the Company is a single-member limited liability company and is considered a disregarded entity for federal income tax reporting purposes and, as such, does not file a separate income tax return. Accordingly, the income or losses of the Company flow through to its member and no income taxes are recorded in the accompanying financial statement. Prior to its acquisition in April 2024, the Company was treated as a partnership for income tax purposes. Consequently, income taxes were not payable by, or provided for, the Company for such period since the members are taxed individually on their shares of the Company's earnings. The Company has adopted the provisions of FASB ASC 740-10, Accounting for Uncertainty in Income Taxes. Under FASB ASC 740-10, the Company is required to evaluate each of its tax positions to determine if they are more likely than not to be sustained if the taxing authority examines the respective position. A tax position includes an entity's status, including its status as a pass-through entity, and its decsion to not file a tax return. The Company has evaluated each of its tax positions and has determined that it has no uncertain tax positions for which a provision or liability for income taxes is necessary.

Leases

The Company recognizes and measures its leases in accordance with FASB ASC 842, Leases. The Company determines if an arrangement is a lease, or contains a lease, at inception of a contract and when the terms of an existing contract are changed. The Company recognizes a lease liability and a right of use (ROU) asset at the commencement date of the lease. The lease liability is initially and subsequently recognized based on the present value of its future lease payments. Variable payments are included in the future lease payments when those variable payments depend on an index or a rate.

In cases where the implicit rate of the Company's leases are not readily determinable, the Company uses an incremental borrowing rate based on what it would approximately have to pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms and in a similar economic environment. The operating ROU asset is subsequently measured throughout the lease term at the amount of the remeasured lease liability (i.e., present value of the remaining lease payments), plus unamortized initial direct costs, plus (minus) any prepaid (accrued) lease payments, less the unamortized balance of lease incentives received, and any impairment recognized. Lease cost for lease payments is recognized on a straight-line basis over the lease term.

NOTE 3 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. Net capital and aggregate indebtedness change day to day, but on December 31, 2024, the Company had net capital of $922,781 which was $858,394 in excess of its required net capital of $64,387.The Company's ratio of aggregate indebtedness to net capital was 1.05 to 1.

NOTE 4 – CONCENTRATION OF CREDIT RISK

Cash

The Company maintains cash on deposit with several banking institutions. Depository accounts are insured by the Federal Depository Insurance Corporation ("FDIC") to a maximum of $250,000 per bank, per depositor. The exposure to the Company is solely dependent upon daily bank balances and the strength of the financial institutions. The Company has not incurred any losses on its cash deposits. At December 31, 2024, the amount in excess of insured limits was $800,534.

NOTE 5 - COMMITMENTS AND CONTINGENCIES

<u>Operating Lease - Center, Texas</u>
The Company has a noncancellable lease for office space in Center, Texas which commenced January 1, 2024 and expires on December 31, 2028. The Company has the option to renew the lease for an additional term. Because the Company is not reasonably certain to exercise the renewal option, the optional period is not included in determining the lease term, and associated payments under the renewal option are excluded from lease payments. The lease is not secured by a deposit held by the landlord.

The lease is accounted for as an operating lease. Maturities of lease liabilities under the noncancellable operating lease as of December 31, 2024, are as follows:

2025	$	51,893
2026		53,295
2027		54,698
2028		56,100
Total undiscounted lease payments		215,986
Less imputed interest		(26,794)
Total lease liability	**$**	**189,192**

The remaining lease term is 4 years, and the discount rate used was the Company's incremental borrowing rate of 6.54%

<u>Contingencies</u>
The Company is subject to litigation in the normal course of business. The Company had no litigation related contingencies for the year ended December 31, 2024.

NOTE 6– RELATED PARTY TRANSACTIONS

The Company leases office space from an entity owned by an officer of the Company, see "Operating Lease - Center, Texas" in Note 5. The Company provides a portion of its office space under the lease to the Parent for which it receives reimbursement pursuant to an expense sharing agreement. The rent expense reimbursement is based on square footage utilized by the Parent. In addition, under the expense sharing agreement the Company is allocated a portion of salary expense for employees that are paid by the Parent. The allocation is based on estimated time spent on Company matters.

The Parent paid a bill on behalf of the Company. The expense is included in professional fees expense and the related reimbursement is reflected as Due to Parent on the accompanying Statement of Financial Condition.

For the year ended December 31, 2024 the Company incurred advisory fees to the Parent, and to an affiliated entity (the "Affiliate") for which an indirect owner and an officer of the Company, are officers of the Affiliate. Advisory fees payable to the Parent and the Affiliate as of December 31, 2024 were $367,530 and $33,820, respectively, and are included in "Advisory fees payable - related parties" on the accompanying Statement of Financial Condition.

Financial position and results of operations could differ from the amounts in the financial statement if the above transactions were with entities that were not related.

NOTE 7 - SEGMENT REPORTING

The Company follows ASC 280, Segment Reporting (including adoption of ASU 2023-07), which requires companies to disclose segment data based on how management makes decisions about allocating resources to segments and evaluating performance.

The Company conducts its business activities and reports financial results as a single reportable segment, brokerage services. Using the management approach and qualitative and quantitative criteria established by ASC 280, the Company is considered to be a single reportable segment. The Company has identified its Managing Principal as its Chief Operating Decision Maker ("CODM"), who makes decisions about allocating resources and assessing performance in a manner consistent with the way the Company operates its business and presents its financial results. The nature of business and accounting policies of the brokerage services segment are the same as described in the organization and nature of business and summary of significant accounting policies.

NOTE 8 – RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

The FASB has established the ASC as the authoritative source of GAAP recognized by the FASB. The principles embodied in the Codification are to be applied by nongovernmental entities in the preparation of financial statement in accordance with GAAP in the United States. New accounting pronouncements are incorporated into the ASC through the issuance of Accounting Standards Updates ("ASUs").

For the year ending December 31, 2024, various ASUs issued by the FASB were either newly issued or had effective implementation dates that would require their provisions to be reflected in the financial statement for the year then ended. The Company has either evaluated or is currently evaluating the implications, if any, of each of these pronouncements and the possible impact they may have on the Company's financial statement. In most cases, management has determined that the pronouncement has either limited or no application to the Company and, in all cases, implementation would not have a material impact on the financial statement taken as a whole.

NOTE 9 – SUBSEQUENT EVENTS

The Company has evaluated events and transactions that occurred through the date the financial statement were issued for possible disclosure and recognition in the financial statement. The Company has determined that no events took place that would have a material impact on its financial statement.